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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.

(Registrant’s name)

2590 Ouellette Avenue
Windsor, Ontario
Canada N8X 1L7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC (registrant)

Date:	January 8, 2003	By:	Jack C. Tough Jack C. Tough Vice President and Chief Financial Officer

Item List

1.	Unaudited Consolidated Financial Statements for First Quarter Ended November 30, 2002.

Report to Bondholders

For the First Quarter Ended November 30, 2002
January 8, 2003

Consolidated sales in the quarter ended November 30, 2002 were $38.9 million, an increase of $4.7 million from the first quarter sales of fiscal 2002 of $34.2 million. First quarter fiscal 2003 earnings before interest, income taxes, depreciation and amortization (EBITDA) were $5.6 million versus $4.6 million in the first quarter last year.

The net income for the quarter ended November 30, 2002 was $0.7 million, compared with a net loss of $1.4 million for the first quarter last year. The improvement in operating results was due, in most part, to the following factors. EBITDA improved in the first quarter of fiscal 2003 (after-tax impact of $0.6 million) over the first quarter of fiscal 2002. Due to the change in accounting treatment of goodwill detailed below, depreciation and amortization expenses in the first quarter of fiscal 2003 were $1.0 million after-tax less than the first quarter of fiscal 2002. Interest costs were $0.1 million after-tax lower in addition to a reduced loss on foreign exchange of $0.2 million after-tax in the first quarter of fiscal 2003 compared to the first quarter of fiscal 2002.

At the beginning of the fiscal year 2003, the Company adopted the new pronouncement from the Canadian Institute of Chartered Accountants relating to the accounting treatment of goodwill and other intangible assets. As a result of this change in accounting policy, the Company recorded a non-cash charge of $64.0 million to the capital deficit for the write-down of all of the carrying value of goodwill. Further information on goodwill is given in note 3 to the consolidated financial statements.

On May 31, 2001 the majority of the operations in Europe (operated under the corporate identity of EOC) were sold to D-M-E, a subsidiary of Milacron Inc. of Cincinnati, Ohio. At November 30, 2002 sale proceeds of $7.4 million were outstanding. Subsequent to the November 30, 2002 quarter end, the Company and D-M-E agreed to a settlement of the outstanding sale proceeds. The Company received $7.3 million subsequent to the November 30, 2002 quarter end as final payment of the outstanding sale proceeds. Further information on the sale is given in notes 2 and 7 to the consolidated financial statements. Anchor Lamina Inc. maintains its operational presence in Europe through its steel plate and die set facilities in Chemnitz, Germany.

On November 12, 2002 the Company finalized an agreement for a new credit facility. Further information on the new credit facility is given in note 6 to the consolidated financial statements.

Subsequent to the November 30, 2002 quarter end, the Company repurchased US$2.1 million principal amount of the 9.875% Senior Subordinated Notes due February 1, 2008 in the open market, for an aggregate cost of US$0.8 million. As detailed in note 7 to the consolidated financial statements, these repurchases will result in a pre-tax gain in the second quarter of fiscal 2003 of C$2.0 million, net of the write-off of related deferred finance fees.

Certain statements contained in this report may be construed as “forward—looking” statements within the meaning of the United States federal securities laws and are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such statements are only predictions and speak only as of the date of this report. No assurances can be given that actual results will not differ materially from those projected in the forward-looking statements contained in this report. Actual results may also differ materially due to risks and uncertainties which are described in the Company’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on February 25, 2002.

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30,

	2002	2001

		(restated)
SALES	$38,880	34,193
Cost of goods sold	27,406	24,273

GROSS PROFIT	11,474	9,920
Selling and administrative expenses	5,862	5,341

OPERATING EARNINGS BEFORE THE FOLLOWING	5,612	4,579

Depreciation and amortization	2,041	3,053
Loss on disposal of capital assets	10	—
Interest on long-term debt	2,238	2,313
Other interest	333	443
Loss on foreign exchange (note 4)	76	331
Loss on sale of European operations (note 2)	—	29

	4,698	6,169

INCOME (LOSS) BEFORE INCOME TAXES	914	(1,590)
INCOME TAXES	199	(215)

NET INCOME (LOSS)	$715	(1,375)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30,

	2002	2001

DEFICIT, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	$(9,823)	(5,322)
Change in accounting policy (note 3)	(64,012)	—
Change in accounting policy (note 4)	(608)	(710)

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(74,443)	(6,032)
Net income (loss)	715	(1,375)

DEFICIT, END OF PERIOD	$(73,728)	(7,407)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands of Canadian Dollars)

	November 30	August 31
	2002	2002

		(restated)
CURRENT ASSETS
Accounts receivable	$28,665	25,683
Loans receivable — sale of European operations (note 2)	7,425	7,252
Loans receivable — shareholders	241	241
Inventories	15,124	15,444
Prepaid expenses	717	971

	52,172	49,591

LOANS RECEIVABLE — SHAREHOLDERS	108	108
CAPITAL ASSETS	97,275	98,693
GOODWILL AND DEFERRED CHARGES (notes 3 and 4)	2,757	66,006

	$152,312	214,398

CURRENT LIABILITIES
Bank indebtedness	$12,118	14,905
Accounts payable	9,879	9,378
Accrued liabilities	10,471	8,063
Income taxes payable	932	797
Current portion of long-term debt	712	4,650

	34,112	37,793

LONG-TERM DEBT	94,477	89,831
FUTURE INCOME TAXES	571	372
CONTINGENCIES (note 5)
SHAREHOLDERS’ EQUITY
Share capital	91,860	91,860
Contributed surplus	1,665	1,665
Deficit	(73,728)	(10,431)
Cumulative translation adjustments	3,355	3,308

	23,152	86,402

	$152,312	214,398

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Canadian Dollars)

	Three Months Ended
	November 30,

	2002	2001

		(restated)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING
Net income (loss)	$715	(1,375)
Adjustments for:
Depreciation and amortization	2,041	3,053
Loss on disposal of capital assets	10	—
Loss on sale of European operations (note 2)	—	29
Long-term debt exchange expense (note 4)	93	346
Future income tax expense (recovery)	215	(253)

	3,074	1,800
Net change in non-cash working capital	377	1,402

	3,451	3,202

INVESTING
Purchase of capital assets	(202)	(487)
Proceeds on disposal of capital assets	35	—

	(167)	(487)

FINANCING
Decrease in bank indebtedness	(2,787)	(1,146)
Long-term debt incurred (note 6)	5,000	—
Repayment of long-term debt	(4,650)	(1,569)
Deferred financing fees	(847)	—

	(3,284)	(2,715)

CHANGE IN CASH AND CASH EQUIVALENTS	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	—

(See accompanying notes)

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of Canadian Dollars)

(1)  The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2002 annual financial statements, except for the changes in accounting policy outlined in notes 3 and 4.

(2)  Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations. The purchase price was $33,288 (Euro 25,090) consisting of $26,331 (Euro 20,145) cash, loans receivable guaranteed by the purchaser of $719 (Euro 511) repaid January 1, 2002, and $3,180 (Euro 2,045) due January 1, 2003 and a closing balance sheet estimated purchase price adjustment of $3,713 (Euro 2,389) (See note 7). The Company used the cash proceeds to reduce debt. The operations sold had a book value of $28,543 (Euro 21,837). Transaction costs were $1,755 (Euro 1,297). Including a realized exchange loss of $3,035 (Euro 2,243) on related intercompany debt, the transaction resulted in a loss on sale of $389 (Euro 287) recorded in the year ended August 31, 2001. The additional loss on sale recorded in fiscal 2002 of $155 (Euro 108) related to professional fees. Interest accrues at 6% per annum on the loans receivable and 5% per annum on the closing balance sheet purchase price adjustment. At November 30, 2002, loans receivable include $532 (Euro 342) of interest (2001 — $108 (Euro 77)).

(3)  In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired. This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002. The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Goodwill is written down when there has been a permanent impairment in the value of the goodwill. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill. Based on management’s evaluation under the transitional impairment test in this new pronouncement, the Company has recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company’s goodwill in the first quarter of fiscal 2003. The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

(4) In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures. The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002. As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267) and the September 1, 2001 deficit was increased by $710 ($1,021 less future income taxes of $311). Exchange expense on long-term debt included in the Consolidated Statements of Income (Loss) is $93 (2002 — $346).

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In Thousands of Canadian Dollars)

(5)  Contingencies

Certain metals and chemical contamination has been found at one of the Company’s former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $1,958 (2001 — $2,097) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

(6)  New credit facility

On November 12, 2002, the Company refinanced its credit facility. The new credit facility provides for borrowings in the aggregate amount of $50,000 and is composed of:

(a)  A $30,000 revolving credit facility subject to a borrowing base of allowable accounts receivable and inventories maturing on November 14, 2005.

(b)  Term loans of $20,000, $5,000 drawn immediately and $15,000 available for certain restricted purposes. The term loans mature on November 14, 2005 with principal repayments commencing immediately based upon a seven year amortization.

(7)  Subsequent events

In December 2002 the Company repurchased $3,308 ($2,100 U.S.) of its subordinated notes payable for $1,274 ($809 U.S.) A gain on early extinguishment of debt of approximately $2,034 will be recorded in the second quarter of fiscal 2003. This gain is reduced by deferred financing fees of $67 incurred in connection with the original issuance of the repurchased notes that have been written off.

The Company has loans receivable from the sale of its European operations (note 2). The amounts outstanding from the sale were under dispute. In December 2002, the Company and the purchaser of its European operations, D-M-E, agreed on a final settlement of the outstanding balance of the purchase price. The final settlement of the outstanding purchase price of $7,320 (Euro 4,568) has been received by the Company. A further loss on sale of the European operations of approximately $370 (Euro 238) will be recorded in the second quarter of fiscal 2003.

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In Thousands of Canadian Dollars)

(8) The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and earnings before interest, taxes, depreciation and amortization (EBITDA).

Three months ended November 30, 2002

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total

Revenue from external customers	$27,399	$11,259	$3,305	$(3,083)	$38,880
Segment EBITDA	3,414	1,640	558		5,612

Three months ended November 30, 2001

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total

Revenue from external customers	$22,632	$11,557	$2,595	$(2,591)	$34,193
Segment EBITDA	2,216	2,014	349		4,579

Reconciliation of total reportable operating segment EBITDA to the Company’s consolidated loss before income taxes is as follows:

	Three Months Ended
	November 30,

	2002	2001

		(restated)
Total EBITDA for reportable segments	$5,612	$4,579
Depreciation and amortization	(2,041)	(3,053)
Loss on disposal of capital assets	(10)	—
Interest on long term debt	(2,238)	(2,313)
Other interest	(333)	(443)
Loss on foreign exchange	(76)	(331)
Loss on sale of European operations (note 2)	—	(29)

Total consolidated income (loss) before income taxes	$914	$(1,590)